THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

February 18, 2011

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

RE:

Epiphany Funds  (the “Registrant”)

File Nos. 333-21962; 811-138045

Dear Mr. Barrientos:

This correspondence is a follow up to the telephone conversation we had on February 11, 2011 regarding the above-named Registrant.  As you recall, I informed you that the Registrant had deleted references to the Registrant's Class C shares in Post-Effective Amendment No. 8  filed pursuant to Rule 485(a) on December 30, 2010.  At the time of the filing, the Registrant intended to halt the offering of Class C Shares due to their limited appeal and low asset levels in the share class.  However, since that time, there has been renewed interest in the Class C shares offered by the Registrant.  The Registrant would like to continue to offer the Class C shares, despite the C share information not being included in the fee table or expense example of Post-Effective Amendment No. 8.  On February 11, 2011, you provided comments regarding Post-Effective Amendment No. 8 and requested we respond to your comments by way of EDGAR correspondence and, specific to one comment, provide a copy of the revised fee tables and expense examples.  We acknowledged at that time the Registrant will have to file a subsequent post-effective amendment pursuant to Rule 485(b) to respond to your comments, to update the fee tables and to provide previously omitted financial data.  Accordingly, we would propose, and request the Staff's permission pursuant to Rule 485(b)(1)(vii), to include in the upcoming 485(b) filing the fee table, expense example and other disclosure relevant to the Class C shares of the Epiphany Funds.  The Class C information to be included in Post-Effective Amendment No. 9 will be identical (albeit updated) to the information reviewed by the Staff in Post-Effective Amendment No. 7, the last effective filing containing Class C share disclosure.

Please confirm back to us at your earliest convenience that the proposed inclusion of the Class C share information is acceptable to the Staff.  The Registrant intends to file Post-Effective Amendment No. 9 on February, 28, 2011, although our responses to your comments will be filed via EDGAR correspondence on or about February 22, 2011.

Should you have any questions, please feel free to contact Marc Collins at 513-352-6774.

Sincerely,

Thompson Hine LLP